U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4


-----Check this box if no longer
     subject to Section 16. Form 4
     or Form 5 obligations may continue.
     SEE Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

    DAVIS                         EUGENE                  I.
    ----------------------------------------------------------------
    (Last)                        (First)                 (Middle)

    C/O EMERSON RADIO CORP., 9 ENTIN ROAD
    ----------------------------------------------------------------
    (Street)

    PARSIPPANY                 NJ                   07054
    ----------------------------------------------------------------
    (City)                     (State)              (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

                    EMERSON RADIO CORP.  (MSN-AMEX)

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Statement for (Month/Year):  11/96

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable):

  X  Director                            10% Owner
-----                               -----

  X  Officer (give title below):         Other (specify below):
-----                               -----

                    PRESIDENT
                    ---------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.Title of   2.Trans-   3.Trans-    4.Secur-    5.Amount    6.Own-   7.Nature
Security     action       action    ities       of          ership   of In-
(Instr.3)    Date         Code      Acquired    Securi-     Form:    direct
             (Month/      (Instr.   (A) or      ties        Direct   Bene-
             Day/         8)        Disposed    Benefi-     (D) or   ficial
             Year)                  of (D)      cially      In-      Owner-
                                    (Instr.     Owned at    direct   ship
                                    3,4 and     End of      (I)      (Instr.
                                    5)          Month       (In-     4)
                                                (Instr.     str.
                                                3 and 4)    4)
---------    -------     --------   -------     --------    ------   -------
 COMMON      11/6/96        J*       50,000      40,000       D        N/A
 STOCK                                 (D)


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.


        TABLE II - Derivative Securities Acquired, Disposed of, or
         Beneficially Owned (E.G., puts, calls, warrants, options,
                     convertible securities):

1.Title     2.Conversion    3.Trans-    4.Trans-      5.Number   6.Date
   of        or Exercise      action    action Code   of Deriv-   Exer-
Derivative   Price of         Date      (Instr.8)     active      cisable
Security     Derivative       (Month/                 Securi-     and Ex-
(Instr.3)    Security         Day/Year)               ties        piration
                                                      Acquired    Date
                                                      (A) or      (Month/
                                                      Disposed   Day/
                                                      of (D)      Year)
                                                      (Instr.
                                                      3,4 and
                                                      5)
--------    -----------     ---------    ----------   ---------   --------
 STOCK        $1.00           7/7/94         A         600,000     Exer.:**
 OPTION                                                  (A)       Ex.:
                                                                     7/7/04

7. Title      8.Price of     9.Number     10. Owner-   11.Nature
 and          Deriv-         of Deriv-    ship Form     of In-
 Amount of    ative          ative        of Deriva-    direct
 Underlying   Security       Securities   tive Secu-    Bene-
 Securi-      (Instr.5)      Bene-        rity:         ficial
 ties                        ficially     Direct (D)    Owner-
 (Instr.3                    Owned at     or Indirect   ship
 and 4)                      End of       (I)           (Instr.4)
                             Month        (Instr.4)
                             (Instr.4)
----------    ----------     ----------   -----------   ---------
  COMMON        $1.00         600,000         D          N/A
  STOCK
  600,000


Explanation of Responses:

*On November 6, 1996 the Davis Family Partnership, which owned 90,000 common shares, was dissolved and shares owned by same were distributed to family members, 40,000 of which were transferred to Mr. Davis individually.

**On July 7, 1994 the reporting person was granted an option to purchase 600,000 shares of common stock pursuant to Emerson Radio Corp. Stock Compensation Program; the Program was approved by the stockholders on August 8, 1994. The option vests in three equal annual installments beginning July 7, 1995.


                    /s/ Eugene I. Davis                12/10/96
                   ------------------------------      ---------
                   **Signature of Reporting Person     Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).